APOSTILLE (O LEGALIZACION UNICA)

(Conventión de La Haya du 5 de octubre, 1961 Real Decreto 2433/1978 de 2 de octubre.)

1. País España

El presente documento público

2. Ha sido firmado por Alicia López Alguacil
3. Actuando en calidad de Auxiliar de Legalizaciones
4. Se ha sellado/timbrado con el del M° de Asuntos Exteriores

Certificado

5. En Madrid 6. El 2 JUL. 1999

7. Por Luis Fco. Acebes Hernansanz

8. Con el número 38758

9. Sello/timbre 10. Firma

MINISTERIO DE JUSTICIA
SUBSECRETARIA